Exhibit 99.3

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	: CHAPTER 11
:
CDC CORPORATION,	: CASE NO. 11-79079-PWB
:
Debtor.	:

PROOF OF INTEREST (EXCLUSIVE OF COMMON SHARES) IN THE DEBTOR

AND/OR PROOF OF CLAIM AGAINST THE DEBTOR ARISING OUT OF

EMPLOYMENT AGREEMENTS, INDEMNITY AGREEMENTS, INCENTIVE PLANS,

OR OTHER AGREEMENTS, PLANS, CUSTOMS OR PRACTICES

NOTE:	You do not need to complete and file this form to assert an interest in the Debtor arising out of the 35,634,820 shares of Class A common shares of CDC Corporation, the debtor and debtor in possession in the above-captioned case (the “Debtor”), issued and outstanding as of the Debtor’s bankruptcy filing of October 4, 2011, as adjusted for splits (the “Common Shares”).

Use this form if (1) you assert an equity interest, other than a Common Share, in the Debtor, and/or (2) you are a current or former officer, director, manager, and/or employee of the Debtor and/or a direct or indirect subsidiary of the Debtor, and you assert a claim against the Debtor arising out of an employment agreement, indemnity agreement, incentive plan, or other agreement, plan, custom or practice of the Debtor and/or any of its direct and indirect subsidiaries, and you have not previously filed such claim in the Debtor’s above-captioned case.

The undersigned asserts that the undersigned is the holder of the following interest (exclusive of Common Shares) in the Debtor and/or the holder of the following claim against the Debtor arising out of an employment agreement, indemnity agreement, incentive plan, or other agreement, plan, custom or practice of the Debtor and/or any of its direct and indirect subsidiaries:

1.	The undersigned holds equity interests in the Debtor (exclusive of Common Shares) as follows:

Nature of equity interest(s):

Date(s) granted:

Consideration provided for equity interest(s):

A copy of the documentation on which the equity interest(s) is founded, if any, is attached hereto or cannot be attached for the following reason:

2. The undersigned holds a claim against the Debtor arising out of an employment agreement, indemnity agreement, incentive plan, or other agreement, plan, custom or practice of the Debtor and/or any of its direct and indirect subsidiaries as follows:

The amount of the claim is $	.

The consideration for this debt (or ground for this liability) owed by the Debtor is as follows:

The claim arises out of the following:

A copy of the writing (agreement, plan, etc.) on which the claim is founded, if any, is attached hereto or cannot be attached for the following reason:

3. The undersigned is aware that under 18 U.S.C. §§ 152 and 3571, the penalty for presenting a fraudulent claim in a bankruptcy case includes a fine of up to $500,000 or imprisonment for up to five years, or both.

WHEREFORE, the undersigned requests that the Court allow the foregoing interest and/or claim to the undersigned, to be allowed in accordance with the priorities set forth in the Bankruptcy Code.

Dated:            , 2012.

Name of Holder:
(Print or type)

Signed:

[If Appropriate]	By:

As its:

Address:

	Telephone:	( )

	Fax:	( )

E-mail

Filing Instructions: The original of this completed form must be filed with the Clerk of the Court at the following address so that it is actually received at or before 4:00 p.m. on November 6, 2012 (the “Bar Date”).

Clerk of the Court

United States Bankruptcy Court

75 Spring Street, S.W., Ste. 1340

Atlanta, GA 30303

Proofs of interest and/or claim filed electronically may be filed up to 11:59:59 p.m. on the Bar Date.